UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ServiceSource International, Inc.
(Name of Issuer)

Common Shares, par value $0.0001 per share
(Title of Class of Securities)

81763U100
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81763U100	SCHEDULE 13G	Page 2 of 19 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,337,740
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,337,740
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,337,740
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7
12	TYPE OF REPORTING PERSON OO

CUSIP No. 81763U100	SCHEDULE 13G	Page 3 of 19 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,337,740
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,337,740
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,337,740
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7
12	TYPE OF REPORTING PERSON PN

CUSIP No. 81763U100	SCHEDULE 13G	Page 4 of 19 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners 83, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,337,740
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,337,740
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,337,740
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7
12	TYPE OF REPORTING PERSON PN

CUSIP No. 81763U100	SCHEDULE 13G	Page 5 of 19 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GA SS Holding II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,337,740
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,337,740
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,337,740
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7
12	TYPE OF REPORTING PERSON OO

CUSIP No. 81763U100	SCHEDULE 13G	Page 6 of 19 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GapStar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,337,740
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,337,740
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,337,740
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7
12	TYPE OF REPORTING PERSON OO

CUSIP No. 81763U100	SCHEDULE 13G	Page 7 of 19 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,337,740
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,337,740
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,337,740
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7
12	TYPE OF REPORTING PERSON OO

CUSIP No. 81763U100	SCHEDULE 13G	Page 8 of 19 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,337,740
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,337,740
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,337,740
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7
12	TYPE OF REPORTING PERSON OO

CUSIP No. 81763U100	SCHEDULE 13G	Page 9 of 19 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,337,740
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,337,740
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,337,740
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7
12	TYPE OF REPORTING PERSON PN

CUSIP No. 81763U100	SCHEDULE 13G	Page 10 of 19 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,337,740
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,337,740
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,337,740
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7
12	TYPE OF REPORTING PERSON PN

CUSIP No. 81763U100	SCHEDULE 13G	Page 11 of 19 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,337,740
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,337,740
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,337,740
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7
12	TYPE OF REPORTING PERSON CO

CUSIP No. 81763U100	SCHEDULE 13G	Page 12 of 19 Pages

Item 1.	(a)	NAME OF ISSUER

ServiceSource International, Inc. (the “Company”).

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

634 Second Street, San Francisco, CA 94107

Item 2.	(a)	NAMES OF PERSONS FILING

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

(i)	General Atlantic LLC (“GA LLC”);

(ii)	General Atlantic GenPar, L.P. (“GA GenPar”);

(iii)	General Atlantic Partners 83, L.P. (“GAP 83”);

(iv)	GA SS Holding II LLC (“GA SS II”)

(v)	GapStar, LLC (“GapStar”);

(vi)	GAP Coinvestments III, LLC (“GAPCO III”);

(vii)	GAP Coinvestments IV, LLC (“GAPCO IV”);

(viii)	GAP Coinvestments CDA, L.P. (“GAPCO CDA”);

(ix)	GAPCO Management GmbH (“GmbH”); and

(x)	GAPCO GmbH & Co. KG (“KG”).

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE

c/oGeneral Atlantic Service Company, LLC
3 Pickwick Plaza
Greenwich, CT 06830

(c)	CITIZENSHIP

(i)	GA LLC – Delaware

(ii)	GA GenPar – Delaware

(iii)	GAP 83 – Delaware

(iv)	GA SS II – Delaware

CUSIP No. 81763U100	SCHEDULE 13G	Page 13 of 19 Pages

(v)	GapStar – Delaware

(vi)	GAPCO III – Delaware

(vii)	GAPCO IV – Delaware

(viii)	GAPCO CDA – Delaware

(ix)	GmbH – Germany

(x)	KG – Germany

(d)	TITLE OF CLASS OF SECURITIES

Common Shares, par value $0.0001 per share (the “Common Shares” or “Shares”).

(e)	CUSIP NUMBER

81763U100

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

Not applicable.

Item 4.	OWNERSHIP.

As of December 31, 2012, the Reporting Persons owned the following number of shares:

(i)	GA LLC owned of record no Shares or 0.0% of the issued and outstanding Shares.

(ii)	GA GenPar owned of record no Shares or 0.0% of the issued and outstanding Shares.

(iii)	GAP 83 owned owned of record no Shares or 0.0% of the issued and outstanding Shares.

(iv)	GA SS II owned 7,337,740 Shares of record or 9.7% of the issued and outstanding Shares.

(v)	GapStar owned of record no Shares or 0.0% of the issued and outstanding Shares.

(vi)	GAPCO III owned of record no Shares or 0.0% of the issued and outstanding Shares.

(vii)	GAPCO IV owned of record no Shares or 0.0% of the issued and outstanding Shares.

(viii)	GAPCO CDA owned of record no Shares or 0.0% of the issued and outstanding Shares.

CUSIP No. 81763U100	SCHEDULE 13G	Page 14 of 19 Pages

(ix)	GmbH owned of record no Shares or 0.0% of the issued and outstanding Shares.

(x)	KG owned of record no Shares or 0.0% of the issued and outstanding Shares.

GA LLC is the general partner of GA GenPar, which is the general partner of GAP 83. GAP 83, GapStar, GAPCO III, GAPCO IV, GAPCO CDA and KG are members of GA SS II. The members and officers of GapStar are certain Managing Directors of GA LLC.  GA LLC is the general partner of GAPCO CDA and the managing member of GAPCO III and GAPCO IV.  GmbH is the general partner of KG.  The Managing Directors of GA LLC make voting and investment decisions with respect to the securities held by KG and GmbH.  There are 23 Managing Directors of GA LLC.  Each of the Managing Directors of GA LLC disclaims ownership of the Shares owned by GA LLC except to the extent he has a pecuniary interest therein.  By virtue of the foregoing, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the Shares that each owns of record.  GA LLC, GA GenPar, GAP 83, GA SS II, GapStar, GAPCO III, GAPCO IV, GAPCO CDA, GmbH and KG are a “group” within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended and may be deemed to beneficially own the number of Shares indicated below.

Amount Beneficially Owned:

Each of the Reporting Persons may be deemed to beneficially own 7,337,740 Shares.

Percentage Owned:

Based on calculations made in accordance with Rule 13d-3(d), and there being 75,557,632 Common Shares outstanding as of October 29, 2012 as reported in the Company’s Form 10-Q (File No. 001-35108) filed with the Securities and Exchange Commission on November 9, 2012, each of the Reporting Persons may be deemed to beneficially own approximately 9.7% of the outstanding Common Shares.

Number of Shares as to Which Such Person Has Sole/Shared Power to Vote or to Direct the Vote and Sole/Shared Power to Dispose or to Direct the Disposition of:

(i)  Each of the Reporting Persons may be deemed to have the sole power to direct the voting and disposition of the Shares set forth on such Reporting Person’s cover page included herein.

(ii) Each of the Reporting Persons may be deemed to share the power to direct the voting and disposition of the 7,337,740 Shares that may be deemed to be owned beneficially by each of them.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

CUSIP No. 81763U100	SCHEDULE 13G	Page 15 of 19 Pages

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Item 4, which states the identity of the members of the group filing this Schedule 13G.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

CUSIP No. 81763U100	SCHEDULE 13G	Page 16 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 8, 2013

GENERAL ATLANTIC LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC GENPAR, L.P.

By:	General Atlantic LLC, its General Partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS 83, L.P.

By:	General Atlantic GenPar, L.P., its General Partner

By:	General Atlantic LLC, its General Partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

CUSIP No. 81763U100	SCHEDULE 13G	Page 17 of 19 Pages

GA SS HOLDINGS II LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAPSTAR, LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Vice President

GAP COINVESTMENTS III, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

CUSIP No. 81763U100	SCHEDULE 13G	Page 18 of 19 Pages

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC, its General Partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAPCO GMBH & CO. KG

By:	GAPCO Management GmbH, its General Partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAPCO MANAGEMENT GMBH

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

CUSIP No. 81763U100	SCHEDULE 13G	Page 19 of 19 Pages

Exhibit Index

Exhibit 1.
Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 1 of the Schedule 13G filed by the Reporting Persons on February 10, 2012).